SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             (Amendment No. ___)




                           Micro-Integration Corp.
        --------------------------------------------------------------
                             (Name of Issuer)



                        Common Stock, par value $.01
            ------------------------------------------------------
                       (Title of Class of Securities)



                                 594846107
                   ------------------------------------------
                              (CUSIP Number)






     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 Pages

CUSIP No. 594846107                   13G                  Page 2 of 5 Pages
------------------------------------------------------------------------------
1.     Names of Reporting Persons                    John A. Parsons

       I.R.S. Identification
       Nos. of Above Persons
------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group

       (a)  [  ]
       (b)  [  ]
------------------------------------------------------------------------------
3.     SEC Use Only

------------------------------------------------------------------------------
4.     Citizenship or Place of Organization          USA

------------------------------------------------------------------------------
                            5.  Sole Voting Power          1,107,265*
     Number of              --------------------------------------------------
      Shares
   Beneficially             6.  Shared Voting Power          - 0 -
     Owned by               --------------------------------------------------
      Each
    Reporting               7.  Sole Dispositive Power     1,107,265*
     Person                 --------------------------------------------------
      With
                            8.  Shared Dispositive Power     - 0 -
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned                  1,107,265*
      by Each Reporting Person

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares  [  ]

------------------------------------------------------------------------------
---------
* Includes 15,204 shares held in the Micro-Integration Corp. Employee Savings and Stock Ownership Plan, 4,993 shares of which are held by Mr. Parsons' wife. Also includes 202,175 additional shares held by Mr. Parsons' wife, 31,850 shares held by his minor child, and 63,700 shares held by two other of his children living at home.

CUSIP No. 594846107                    13G                  Page 3 of 5 Pages

11.    Percent of Class Represented by Amount in Row 9            44.0%

------------------------------------------------------------------------------

------------------------------------------------------------------------------
12.     Type of Reporting Person               IN

------------------------------------------------------------------------------
Item 1(a)    Name of Issuer:
             --------------

             Micro-Integration Corp.

Item 1(b)    Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             One Science Park
             Frostburg, MD 21532

Item 2(a)    Name of Person Filing:
             ---------------------

             John A. Parsons

Item 2(b)    Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------

             528 Washington Street #2
             Cumberland, MD 21502

Item 2(c)    Citizenship:
             -----------

             U.S.A.

Item 2(d)    Title of Class of Securities:
             ----------------------------

             Common Stock, par value $0.01 per share

Item 2(e)    CUSIP Number:
             ------------

             594846107

Item 3.      If this statement is filed pursuant to Rule 13d-1(b)
             ----------------------------------------------------
             or 13d-2(b), check whether the person filing is a:
             -------------------------------------------------

     (a)     [ ]    Broker or Dealer registered under section 15 of
                    the Act

     (b)     [ ]    Bank as defined in section 3(a)(6) of the Act

     (c)     [ ]    Insurance Company as defined in section
                    3(a)(19) of the Act

     (d)     [ ]    Investment Company registered under section 8

CUSIP No. 594846107                          13G           Page 4 of 5 Pages

                    of the Investment Company Act

     (e)     [ ]    Investment Adviser registered under section 203
                    of the Investment Advisers Act of 1940

     (f)     [ ]    Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund

     (g)     [ ]    Parent Holding Company, in accordance with
                    section 240.13d-1(b)(ii)(G)

     (h)     [ ]    Group, in accordance with section
                    240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership.
             ---------

      (a)    Amount Beneficially Owned:  1,107,265*

      (b)    Percent of Class:  44.0%

      (c)    Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote:
                    1,107,265*

             (ii)   shared power to vote or to direct the vote: -0-

             (iii)  sole power to dispose or to direct the
                    disposition of:  1,107,265*

             (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

----------
* Includes 15,204 shares held in the Micro-Integration Corp. Employee Savings and Stock Ownership Plan, 4,993 shares of which are held by Mr. Parsons' wife. Also includes 202,175 additional shares held by Mr. Parsons' wife, 31,850 shares held by his minor child, and 63,700 shares held by two other of his children living at home.

CUSIP No. 594846107                    13G                Page 5 of 5 Pages


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

             N/A

Item 7.      Identification and Classification of the Subsidiary Which
             ---------------------------------------------------------
             Acquired the Security Being Reported on by the Parent Holding
             -------------------------------------------------------------
             Company.
             -------

             N/A

Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

             N/A

Item 9.      Notice of Dissolution of Group.
             ------------------------------

             N/A

Item 10.     Certification.
             -------------

             N/A

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 13, 1998.




                                                  By: /s/John A. Parsons
                                                      ------------------
                                                        John A. Parsons